

April 23, 2010

Via Facsimile and U.S. Mail
Dennis O. Garris, Esq.
Alston & Bird LLP
950 F Street, NW
Washington, DC 20004-1404

> **Re:**   **Denny's Corporation**
> **Additional Soliciting Materials on Schedule 14A**
> **Filed April 15 and 19, 2010**
> **File No. 000-18051**

Dear Mr. Garris:

We have conducted a limited review of the filings listed above and have the following comments.

Soliciting Materials filed April 15, 2010

1. We remind you of prior comment 1 of our letter dated April 1, 2010. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. For example, you disclose "[w]e can only infer from their actions and their prior history that this Group is not interested in fully understanding or improving the fundamental foundation on which long term value for…stockholders rests, but rather is focused on its own personal agenda and short term self interest…" Please supplementally provide support for the assertion of the named Group members' history together and support for your conclusion that the identified Group's interest is as you describe.

Soliciting Materials filed April 19, 2010

2. Please refer to our previous comment. Please provide support for the following statements and please avoid making such statements in future filings if unsupported:

   - on page 3 of the presentation, assertions indicating that none of the dissidents possess restaurant or capital markets experience and all of the dissidents have a history of stockholder unfriendly actions and conflicts;

- "allowing the dissidents to derail [the] strategic plan *robs* stockholders of stockholders of value…."(emphasis added); and,
- Oakstreet, Soundpost and Lyrical "specifically sought out Jonathan Dash as their partner because of his experience taking control of companies without paying a control premium…"

3. We refer to page 15 of the presentation materials. Your disclosure suggests that the dissidents chose to run their slate at this time for the undisclosed purpose of "targeting" the specific positions of CEO, Chair and Chairman of the Audit and Finance Committee in order to gain control of the company. Please supplementally provide support for this assertion.

4. You disclose that "the dissident nominees have no *real* restaurant experience". Based on the biography of at least one dissident, the basis for this statement is not readily apparent. Please supplementally explain how the company defines "real restaurant experience."

5. In future materials, please avoid statements that directly or indirectly impugn the character, integrity, or personal reputation, or make charges of illegal or immoral conduct, without factual foundation. We note for example on page 16, the indirect assertion the dissident group intends to take control of Denny's without paying a control premium as evidenced by their choice of Mr. Dash as a nominee and your belief that the dissidents are insincere about their true intentions based on their past history. Please provide factual support for these assertions. Further, as noted in a prior comment, please provide support for the conclusion that all the dissidents (versus a particular member of the Group) have a historical record that evidences their current intentions with respect to Denny's.

Closing Comments

Please promptly respond to these comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions